Exhibit 99.1

ALTAGAS LTD. TO ISSUE SECOND QUARTER 2020 RESULTS

Calgary, Alberta (July 8, 2020)

AltaGas Ltd. (“AltaGas”) (TSX:  ALA) will release its 2020 second quarter financial results on Thursday July 30, 2020 before markets open. A conference call and webcast will be held the same day to discuss the financial results and other corporate developments.

Time:	10:00 a.m. MT (12:00 p.m. ET)
Dial-in:	1-647-427-7450 or toll free at 1-888-231-8191
Webcast:	https://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the second quarter call, a replay will be available commencing at 1:00 p.m. MT (3:00 p.m. ET) on July 30, 2020 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 1690607. The replay will expire at 11:59 p.m. MT on August 6, 2020 (01:59 a.m. ET August 7, 2020).

The webcast will be archived for one year.

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit:  www.altagas.ca

Investment Community	Media
1-877-691-7199	1-403-312-0294
investor.relations@altagas.ca	media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the word “will”, and similar expressions, as they relate to AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of release of financial results, conference call and webcast, replay and archiving. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, regulatory guidelines, governmental or regulatory developments and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release and such forward-looking statements should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.